Exhibit 4.59

ADDENDUM No. 1
to
the Executive Services Agreement dated 27/01/2011
(the "Agreement")

Between
PARAGON SHIPPING INC.
of Marshall Islands
(the "Company")

And

ALLSEAS MARINE S.A.
of Liberia
("Allseas")

Notwithstanding the relevant provisions of the Executive Services Agreement, it is this, 5th day of February 2013, mutually agreed between the Company and Allseas that the clause 5 (a) of the Agreement shall be amended to read as follows:

5.           In consideration of the services provided hereunder, Allseas

(a)
shall be paid an executive services fee of € 2.700.000 (Two Million Seven Hundred Thousand Euros) per annum, (the "Executive Services Fee") paid in 12 monthly installments, payable three working days prior to the last business day of each calendar month, with effect from 1st January 2013. The Executive Services Fee shall at all times be subject to any changes that might have been incurred in the number of the Executive Officers and/or any changes to the Executive Services provided hereunder.

Allseas' fee shall be reviewed annually or occasionally, as the case may be, by the Paragon Board of Directors or a committee thereof;

All other fees, terms, conditions and provisions of the Executive Services Agreement remain unaltered and in full force and effect.

IN WITNESS WHEREOF the parties have signed this Addendum this 5th day of February, 2013.
For and on behalf of,

PARAGON SHIPPING INC.		ALLSEAS MARINE S.A.

By:	/s/ Robert Perri	By:	/s/ George Skrimizeas
Name:	Robert Perri	Name:	George Skrimizeas
Title:	Chief Financial Officer	Title:	President/Director